SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni launches Initial Public Offer (“IPO”) process for its integrated Gas&Power Retail and Renewables business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: October 7, 2021

Eni launches Initial Public Offer (“IPO”) process for its integrated Gas&Power Retail and Renewables business

Rome, 7 October 2021 – The Board of Eni, chaired by Lucia Calvosa, has approved the launch of a process for an Initial Public Offering and listing of shares in Eni’s newly merged Gas&Power retail and renewables business (in this press release named conventionally as “ENI R&R”).

Eni has concluded that an IPO is the preferred route to crystallize the value of the business and plans to complete the transaction during 2022, subject to market conditions. Eni will retain a majority stake in the listed company.

Eni announced the start of a strategic project to define Eni R&R’s industrial and financial plan in April 2021. This aimed to identify the option that maximised the value of this unique business as part of the Company’s wider commitment to delivering value through the energy transition and reaching net zero emissions.

The transaction will help Eni grow its Retail and Renewables business and provide investors with greater visibility of the value of the unit. Eni R&R will be financially independent with its own balance sheet and an investment grade credit rating – allowing it to access debt at competitive costs and fund growth.

Since announcing the launch of the strategic project, Eni has merged its Retail and Renewables operations, expanded and de-risked the renewables pipeline through acquisitions, and established Eni R&R as the second largest Italian operator of EV charging points. The company is on target to develop more than 6GW of renewables capacity by 2025 and more than 15 GW by 2030, with its retail customer base growing from 10 million customers today to over 15 million over the same period, with EV charging points expected to increase from 5,000 to more than 30,000 by 2030 . Eni R&R EBITDA is expected to grow from around €0.6 bn in 2021 to €1.2 bn in 2025.

Eni R&R is uniquely positioned due to its integrated business model, size, diversification and growth profile. Combining renewables production with a retail business creates cost synergies, stabilizes cash flow given the hedge between generation and retail sales, and creates opportunities to provide renewable power and services to customers – boosting returns on capital.

Further updates on the business - including the new company name -  will be made on the capital markets day on 22 November.

Claudio Descalzi, CEO of Eni, said: “We have committed to being a leader in producing and selling completely decarbonized products and an IPO of Eni’s Retail & Renewables business is an important step towards this goal. Retail & Renewables is an exceptional business, which combines a growing pipeline of renewable capacity with an attractive and increasing customer base, and is uniquely positioned to meet the opportunities presented by the energy transition. An IPO will unlock significant value, positioning the business for growth and helping both Eni and its customers reach net zero emissions”.

Company Contacts:

Press Office: Tel. +39 02 52031875 – +39 06 59822030

Freephone for shareholders (from Italy): 800 940924

Freephone for shareholders (from abroad): +800 11223456

Switchboard: +39 06 596821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com